UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K


 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934


For the fiscal year ended December 31, 1999
                          -----------------


                  OR


    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934



For the transition period from                       to
                               ---------------------    ---------------------



Commission file number 2-88284
                       -------





                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                ---------------------------------------------
                           (Full title of the plan)



                          General Motors Corporation
             300 Renaissance Center, Detroit, Michigan 48265-3000
             ----------------------------------------------------
              (Name of issuer of the securities held pursuant to
                  the plan and the address of its principal
                              executive offices)



Registrant's telephone number, including area code (313)-556-5000



          Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:



                                            Peter R. Bible
                                            Chief Accounting Officer
                                            General Motors Corporation
                                            300 Renaissance Center
                                            Detroit, Michigan  48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------
(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                Page No.
     ----------------------------------------------------------     --------

     The General Motors Personal Savings Plan for
       Hourly-Rate Employees in the United States:
         Independent Auditors' Report. . . . . . . . . . . . . . .        3
         Statements of Net Assets Available for Benefits, as of
           December 31, 1999 and 1998  . . . . . . . . . . . . . .        4
         Statements of Changes in Net Assets Available for
           Benefits  for the Years Ended  December  31, 1999
           and 1998  . . . . . . . . . . . . . . . . . . . . . . .        5
         Notes to Financial  Statements . .  .  .  .  .  . . . . .        6
         Supplemental Schedules:
           Schedule of Assets Held for Investment
             Purposes as of December 31, 1999. . . . . . . . . . .       12
           Schedule of Reportable Transactions for the
             Year Ended December 31, 1999. . . . . . . . . . . . .       14
         Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)  EXHIBIT
     -------

     Exhibit 23 - Independent Auditors' Consent . . . . . . . . . .      15





                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              The General Motors Personal
                                              Savings Plan for Hourly-Rate
                                              Employees in the United States
                                              -----------------------------
                                                      (Name of Plan)


Date     June 28, 2000           By:
     -------------------


                                              /s/John F. Smith, Jr.
                                              -------------------------
                                              (John F. Smith, Jr., Chairman
                                              of the Board of Directors)

INDEPENDENT AUDITORS' REPORT
----------------------------

The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States:


We have audited the accompanying statements of net assets available for benefits of The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1999 and (2) reportable transactions for the year ended December 31, 1999, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/DELOITTE & TOUCHE LLP


Detroit, Michigan
June 9, 2000

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, l999 AND 1998
                                           1999                1998
                                       ------------        ------------
                                           (Dollars in Thousands)
ASSETS:

  Investments                             8,562,241           7,570,072
  Accrued investment income                       2              11,445
                                          ---------           ---------
    Total assets                          8,562,243           7,581,517
                                          ---------           ---------
NET ASSETS AVAILABLE FOR
  BENEFITS                               $8,562,243          $7,581,517
                                          =========           =========


Reference should be made to the Notes to Financial Statements.

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                              1999                   1998
                                          ------------         -------------
                                               (Dollars in Thousands)
ADDITIONS:
  Investment income:
    Net appreciation in fair
      value of mutual fund investments        $312,827             $248,996
    Dividends                                  215,676              136,141
    Interest                                   170,120              160,027
    Net investment earnings from the
      General Motors Savings Plans
      Master Trust (Note D)                    514,129              540,448
                                             ---------            ---------
      Total investment income                1,212,752            1,085,612
                                             ---------            ---------

  Contributions:
    Employer                                     2,357                3,828
    Participants                               596,929              662,240
                                             ---------            ---------
      Total Contributions                      599,286              666,068
                                             ---------            ---------
    Total additions                          1,812,038            1,751,680

DEDUCTIONS - DISTRIBUTIONS TO PARTICIPANTS    (377,244)            (288,739)

TRANSFER TO DELPHI (Note E)                   (454,068)
                                             ---------            ---------

NET INCREASE                                   980,726            1,462,941

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                          7,581,517            6,118,576
                                             ---------            ---------

  End of year                               $8,562,243           $7,581,517
                                             =========            =========

Reference should be made to the Notes to Financial Statements.


























                                      - 5 -
                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                        NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED DECEMBER 31, 1999 AND 1998

A.  THE PLAN

  GENERAL - General Motors Corporation (the "Corporation" or "GM") and certain unions have established The General Motors Personal Savings Plan for
  Hourly-Rate Employees in the United States (the "Plan"), a defined contribution plan. Generally, eligible hourly-rate full-time and part-time employees may participate and accumulate savings under the Plan on the first day of the first pay period following the attainment of seniority, as defined in the Plan. The Investment Funds Committee of the Corporation's Board of Directors acts as the Plan fiduciary and, along with various officers, employees, and committees, with authority delegated from the Plan fiduciary, controls and manages the operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following brief description of the Plan is provided for general informational purposes only. Participants should refer to the Plan document and prospectus for a complete description of the Plan's provisions.

   PARTICIPANT CONTRIBUTIONS - An eligible participant employed by the Corporation (an "Eligible Employee") may elect to make pre-tax contributions, in 1% increments, up to 25% of eligible weekly earnings as defined in the Plan, up to the maximum IRS 401(k) limit of $10,000. In addition, an Eligible Employee may elect to contribute, in 1% increments, up to 100% of his or her profit sharing distribution from The General Motors Profit Sharing Plan for Hourly-Rate Employees to his or her account in the Plan. Profit sharing amounts contributed to the Plan on behalf of an Eligible Employee are invested in the same investment option(s) as selected by the participant for weekly contributions to the Plan. Employee contributions vest immediately. Employees may also contribute to the Plan on an after-tax basis.

   EMPLOYER CONTRIBUTIONS - For certain employees hired on or after January 1, 1994, the Corporation contributes an amount equal to a certain percent (based on local units competitive hire agreements) of eligible weekly earnings to such participants' accounts in the form of the Corporation's $1-2/3 par value common stock. Such participants must be in the Plan for at least three years to be vested in assets acquired with employer contributions, at which time such assets may be transferred by the participant to other available investment options. Forfeitures are used to offset future employer contributions.

   FUND EXCHANGES - Generally, each participant is entitled on any business day to exchange a specified portion or all of his or her interest in any of the investment options to other options offered under the Plan, subject to the provisions in the paragraph above.

   PARTICIPANT WITHDRAWALS - A participant may withdraw funds in their account at any time after attaining age 59-1/2. Prior to age 59-1/2, employee after-tax savings may be withdrawn at any time, however, tax deferred savings may only be withdrawn because of termination of employment, retirement, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by the Corporation. The amount that may be withdrawn for a financial hardship is limited as defined in the Plan. The funds that represent a hardship distribution must conform to conditions required by the Internal Revenue Service (the "IRS"). A participant who receives a hardship distribution shall have his or her contributions to the Plan suspended for 12 months following the distribution as required by law.

   Certain costs of Plan administration are paid by the Corporation.

   INVESTMENT OPTIONS - The participants must direct, in 10% increments, how their contributions are to be invested. A description of each investment option offered under the Plan follows:

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                  NOTES TO FINANCIAL STATEMENTS - Continued

   General Motors Common Stock Funds: $1-2/3 Par Value and Class H, $0.10 Par Value - Under these investment options, contributions are invested by the Trustee primarily in the respective General Motors common stock. Each unit represents a proportionate interest in all of the assets of the respective GM Common Stock Funds. The number of units credited to each participant's account within an applicable plan will be determined by the amount of the participant's contributions and the purchase price of a unit in the respective GM Common Stock Fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the respective GM common stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held by each fund.

   Each participant directs the Trustee how to vote common stock shares allocated to his or her account. The Trustee will not exercise voting rights with respect to those shares for which direction has not been received by the required deadline.

   Equity Index Fund - Under this investment option, contributions are invested in a portfolio of common stocks managed by an investment manager. The investment manager maintains a portfolio which is designed to match the performance of the Standard & Poor's 500 Index. This Index is a broad-based index of large companies which operate in a wide variety of industries and market sectors and which represent over two-thirds of the market capitalization of all publicly traded common stocks in the United States.

   Assets invested in the Equity Index Fund are expressed in terms of units. The number of units credited to a participant's account will be determined by the amount of the participant's contributions and the current value of each unit in the Equity Index Fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value.

   Balanced Fund - Under this investment option, contributions are invested in equity and fixed income investments selected from opportunities available in global capital markets, including large and small capitalization common stocks, investment and non-investment grade bonds, convertible securities, real estate, emerging market investments, and venture capital, and may be issued by U.S. or non-U.S. issuers.

   From time to time, investment managers may use derivative financial instruments including forward exchange contracts and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan's interest in Funds which utilize such financial instruments is not considered significant to the Plan's financial statements.

   Assets invested in the Balanced Fund are expressed in terms of units and are valued in the same manner as noted above for the Equity Index Fund.

   Mutual Funds - This investment option is comprised of many different mutual funds managed by Fidelity Investments. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund's objectives and investments is contained in that fund's prospectus.

   Income Fund - Funds are invested in investment contracts issued by insurance companies. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets. In addition to the investment contracts, the Income Fund also invests in a short-term fixed income portfolio (the "Fixed Income Fund")which invests in U.S. Government debt obligations and cash.

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                  NOTES TO FINANCIAL STATEMENTS - Continued


   Other Investments:

   EDS Common Stock Fund - Effective June 7, 1996, the net assets of Electronic Data Systems ("EDS") were split-off from the net assets of the Corporation. As a result, the Class E Common Stock Fund was changed to the EDS Common Stock Fund. Also, effective June 7, 1996, no new contributions, loan repayments, or exchanges may be made into the EDS Common Stock Fund. Dividends, if any, paid on EDS common stock held by the Plan will be invested in an Income Fund investment option. This fund will be eliminated five years from the effective date of the split-off.

   Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of EDS common stock and by the interest earned on short-term investments held by the fund.

   Raytheon Class A Common Stock Fund - Effective December 17, 1997, GM spun-off the defense electronics business of Hughes Electronics, a GM subsidiary (Hughes Defense), to holders of GM $1-2/3 par value and Class H common stock, which was immediately followed by the merger of Hughes Defense with Raytheon Company. In connection with the above transaction, Raytheon Class A common stock was distributed to holders of GM $1-2/3 par value and Class H common stocks.

   Such distribution required the addition of the Raytheon Class A Common Stock Fund as an investment option. The Raytheon Class A Common Stock Fund will remain in the Plan through December 31, 2002; however, no further contributions or exchanges from any other investment options into the Raytheon Class A Common Stock Fund will be permitted during that time. Dividends, if any, paid on Raytheon Class A common stock held by the Plan will be invested in an Income Fund investment option prior to allocation to participant's accounts.

   Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the Raytheon Class A common stock and by the interest earned on short-term investments held by the fund.

   Delphi Common Stock Fund - On May 28, 1999, GM completed the spin-off of Delphi Automotive Systems (Delphi). In connection with that spin-off, Delphi common stock was distributed to holders of GM $1-2/3 par value common stock. Such distribution required the addition of the Delphi Common Stock Fund as an investment option. Program participants holding units in the GM $1-2/3 par value Common Stock Fund were allocated approximately .70 units in the Delphi Common Stock Fund for each unit held in the GM $1-2/3 par value Common Stock Fund. Such distribution was recorded as a stock dividend, in which a total of $887 million of Delphi common stock was distributed to GM $1-2/3 par value common stockholders.

   The Delphi Common Stock Fund will remain as an investment option; however, no further contributions or exchanges from any other investment option into the Delphi Common Stock Fund will be permitted during that time.





                                      - 8 -
                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                  NOTES TO FINANCIAL STATEMENTS - Continued

   Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of Delphi common stock and by the interest earned on short-term investments held by the fund.

   PARTICIPANT LOANS - Once each year, eligible participants may borrow from their plan accounts. The amount and term of the loans are limited under the Plan. The loan interest rate will be established once each quarter at a rate equal to the prevailing prime lending rate as of the last business day of the previous quarter. Interest paid on the loans is credited back to the borrowing participant's account in the Plan. Loans not repaid within the provisions of the Plan are deemed to be distributions from participants' accounts.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

   oThe  financial   statements  of  the  Plan  are  prepared  under  accounting principles generally accepted in the United States of America using the accrual method of accounting.

   oInvestments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common & collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals or administrative expenses charged by the issuer of the contract.

   oSecurity transactions are recorded on the trade date.

   oInvestment income is recognized as earned based on the terms of the investments and the periods during which the investments are owned by the Plan.

   The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

C.  INVESTMENTS

   The following table presents investments that represent 5% or more of the Plan's net assets:

                                              1999                  1998
                                          -----------           -----------
  * Value of interest in General
      Motors Savings Plan Master
      Trust (Note D)                       $2,807,256            $2,482,016
    Mutual funds                            2,706,975             2,137,169
    Investment contracts                    2,436,337             2,252,590

   *Both participant-directed and nonparticipant-directed

   The average yield on guaranteed investment contracts was 6.2% and 6.0% for the years ended December 31, 1999 and 1998, respectively. The fair value of investment contracts exceeded contract value by approximately $97 million and $82 million as of December 31, 1999 and 1998, respectively.
                                      - 9 -
                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                  NOTES TO FINANCIAL STATEMENTS - Continued

D.  THE MASTER TRUST

   The Corporation established the General Motors Savings Plans Master Trust (the "Master Trust") pursuant to a trust agreement among the Corporation, Saturn Corporation, and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

   Employee benefit plans participating in the Master Trust as of December 31, 1999 include the following:

   o General Motors Savings-Stock Purchase Program for Salaried Employees in the United States
   o General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
   o  Saturn Individual Savings Plan for Represented Members

   Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the master trust investment options.

   The net investment income of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on that plan's interest in each Master Trust investment fund, as compared with the total interest in each Master Trust investment fund of all the participating plans at the beginning of the month.

   As of December 31, 1999 and 1998, the Plan had approximately a 29% and 26% interest in the Master Trust, respectively.

   The net assets available for benefits of all participating plans in the commingled accounts of the Master Trust at December 31, 1999 and 1998 are summarized as follows (dollars in thousands):

   ASSETS:                                                1999         1998
                                                     ---------    ---------

      Investments                                    9,618,760    9,478,662

      Receivables:
         Due from broker for investments sold                0       21,444
         Accrued investment income                         249        4,979
                                                     ---------    ---------
      Total receivables                                    249       26,423
                                                     ---------    ---------
            Total assets                            $9,619,009   $9,505,085
                                                     =========    =========

   Liabilities -
      Due to broker for securities purchased               345        1,627
                                                     ---------    ---------
   Net assets available for benefits                $9,618,664   $9,503,458
                                                     =========    =========

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                  NOTES TO FINANCIAL STATEMENTS - Concluded

   The total investment earnings of all participating plans in the commingled accounts of the Master Trust for the years ended December 31, 1999 and 1998 is summarized as follows (dollars in thousands):
                                                        1999           1998
                                                     ---------    ---------

   Interest                                             $2,369       $3,993
   Dividends                                            31,009      132,901
   Stock dividend                                      886,886
   Net appreciation in fair value of investments     1,700,783    1,775,327
                                                     ---------    ---------
   Total investment earnings                        $2,621,047   $1,912,221
                                                     =========    =========


E.  TRANSFER TO DELPHI

   On April 12, 1999, the GM Board of Directors approved the complete separation of Delphi by means of a spin-off, which was completed on May 28, 1999. Prior to the spin-off, GM established the Delphi Personal Savings Plan (the "Delphi Plan"), modeled after the GM Plan. On May 28, 1999, assets representing Delphi participants' holdings in the GM Plan were transferred and reinvested under the corresponding investment options in the Delphi Plan. The total amount transferred to the Delphi Plan was $454 million. As a result of the separation, the Delphi Plan was separated from the GM Plan, and is now administered by Delphi as a separate plan.

F.  TERMINATION OF THE PLAN

   Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan subject to the provisions of ERISA. Such termination of the Plan, if any, would not affect a participant's interest in assets already in the Plan.

G.  FEDERAL INCOME TAXES

   In August 1997, the Plan was determined by the IRS to be a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. The Plan's fiduciary and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore no provision for income taxes has been included in the Plan's financial statements.

H.  SUBSEQUENT EVENTS

   Effective April 1, 2000, twenty-one new investment fund options were made available to Plan participants. Sixteen of the funds are Promark Funds which are included in the commingled accounts of the Master Trust. Three Fidelity mutual fund investment options, the Fidelity Capital & Income Fund, the Fidelity Emerging Markets Fund, and the Fidelity New Markets Income Fund were added, and two socially oriented funds, the Domini Social Equity Fund and the Neuberger Berman Socially Responsive Trust were added. In addition, the names of the Equity Index Fund, the Income Fund, and the Balanced Fund were changed to the Promark Large Cap Index Fund, the Promark Income Fund, and the Promark Balanced Fund, respectively. Participants should refer to the Plan's prospectus for further information regarding the investment strategy of each investment fund option and the risks associated with each investment fund option.

                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           AS OF DECEMBER 31, 1999


                                                                        Current
        Description of Investment                       Cost            Value
------------------------------------------------   --------------  -------------
                                                       (Dollars in Thousands)
Value of Interest in the Commingled Accounts of
the General Motors Savings Plans Master Trust*         $2,171,846    $2,807,256

  Fixed Income Fund                                       218,143       218,143

  Loan Fund*                                                            393,532

  Fidelity Mutual Funds*:
  ----------------------------
  Fidelity                                                 68,331        77,291
  Puritan                                                  47,882        45,554
  Trend                                                     5,648         6,204
  Magellan                                                224,531       246,846
  Contra Fund                                             241,775       249,988
  Equity Income                                            77,089        73,346
  Growth Company                                           97,368       127,844
  Investment Grade                                         14,324        13,638
  Growth & Income                                         198,117       203,061
  Value                                                    44,327        39,655
  Government Income                                        17,655        16,876
  Retirement Growth                                        40,199        47,678
  OTC Portfolio                                            86,941       115,615
  Overseas                                                 21,822        26,388
  Europe                                                   26,919        29,819
  Pacific Basin                                            46,580        65,150
  Real Estate                                               7,218         6,840
  Balanced Fund                                            28,111        26,001
  International Growth & Income                            10,246        12,135
  Capital Appreciation                                     20,367        24,498
  Convertible Securities                                    6,211         7,598
  Canada                                                    1,499         1,910
  Utilities                                                32,147        34,111
  Blue Chip                                               296,527       345,315
  Asset Manager                                            17,185        18,015
  Disciplined Equity                                       19,312        19,759
  Low-Priced Stock                                         25,300        25,167
  Worldwide                                                18,167        20,887
  Equity Income II                                        139,420       128,133
  Stock Selector                                           23,588        25,706
  Asset Manager - Growth                                   19,430        20,152
  Aggressive Growth Fund                                  182,014       236,182
  Diversified International                                20,529        25,744
  Asset Manager - Income                                    5,168         5,094
  Dividend Growth                                         196,777       193,719
  Fidelity Exp & Multinational Fund                        26,443        29,805
  Fidelity Global Balanced                                  1,375         1,572
  Fidelity Small Cap Stock                                 15,811        18,042
  Fidelity Mid Cap Stock                                   17,547        20,465
  Freedom Income Fund                                       3,286         3,321
  Freedom 2000 Fund                                         5,813         6,030
  Freedom 2010 Fund                                        16,078        17,506
  Freedom 2020 Fund                                         7,471         8,384
  Freedom 2030 Fund                                         5,239         5,851
  Fidelity International Bond                               2,061         2,039
  Fidelity Fifty                                           29,169        32,041
                                                        ---------     ---------
  Total Mutual Funds                                   $2,459,017    $2,706,975
                                                        =========     =========

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           AS OF DECEMBER 31, 1999
                                    Concluded


                                                                                          Current
     Description of Investment                                            Cost             Value
---------------------------------------------------------------      --------------   -------------
                                                                         (Dollars in Thousands)

Investment Contracts:      Maturity
   Issuing Company         Date             Contract      Rate
   ------------------      ----------     -----------   -------
  Metropolitan Life           N/A            GA13653    Variable         $552,407       $552,407
  Metropolitan Life           N/A           GAC24597    Variable          358,866        358,866
  Metropolitan Life          9/1/03          GA13635    Variable          600,280        600,280
  New York Life            12/31/01       GA30331002      6.55%           233,017        233,017
  New York Life              2/4/02       GA30331003      6.86%            55,492         55,492
  John Hancock              6/30/00           GA8504      6.48%           173,908        173,908
  John Hancock                N/A             GA7921      6.13%           184,543        184,543
  John Hancock              6/30/99          GAC7878      6.14%           277,824        277,824
                                                                        ---------      ---------
  Total Investment Contracts                                            2,436,337      2,436,337
                                                                        ---------      ---------
  Total Investments                                                    $7,285,343     $8,562,243
                                                                        =========      =========


 *Party-in-Interest


                   THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                       SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1999
                             (Dollars in Thousands)

                                                            Purchases                Sales
                                                            ---------     ---------------------------------------
Identity of                                                  Purchase      Sales        Original        Net Gain
Party/Broker         Description of Asset                     Price        Price          Cost           (Loss)
------------         --------------------------------       ---------     -------     ------------   ------------
                                              SERIES REPORTABLE TRANSACTIONS
                                         ------------------------------------------

State Street Bank    Fixed Income Fund
  and Trust          (155 purchases, 153 sales)            $1,294,933     $1,323,749     $1,323,749       $  -

